AMYRIS, INC.

5885 Hollis Street, Suite 100
Emeryville, CA 94608
Telephone (510) 450-0761
November 7, 2014

VIA EDGAR
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amyris, Inc.

Form 10-K for the year ended December 31, 2013
Filed April 2, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2014
File No. 1-34885

Dear Mr. Cash:

On behalf of Amyris, Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 29, 2014 (the “Staff Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed with the Commission on April 2, 2014 (the “10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A as filed with the Commission on April 14, 2014.  The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics.

In response to your specific request at the conclusion of your letter, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses:

Form 10-K for the year ended December 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

General

1.
In future filings, please discuss all material trends that are reasonably expected to have an impact on your business. For example, we note that although your earnings calls for both the fourth quarter of 2013 and the second quarter of 2014 discuss detailed updates about your farnesene production costs, you do not discuss this information in your annual report or subsequent reports.

In response to the Staff’s comment, the Company confirms to the Staff that it is aware of the requirements of Item 303 of Regulation S-K and will undertake in future filings to describe any material trends (including with respect to production costs) that are reasonably expected to have an impact on the Company’s business.  By way of explanation of disclosure pertaining to the example contained in the comment, the Company respectfully advises the Staff that while it has in the past provided some detail regarding production costs on its earnings calls, the Company believes that the material trends in these costs have been discernible from the operating results for the periods presented. In short, the costs of renewable product sales have exceeded the modest revenue from such sales in each of the fiscal years presented in the 10-K and in the interim periods reflected in the Quarterly Report on Form 10-Q for the period ending June 30, 2014, although the relative excess of such costs over the associated revenue has declined in the more recent periods, indicating a trend of declining production costs as a percentage of revenue.

Definitive Proxy Statement on Schedule 14A

Equity Awards, page 48

2.
In future filings please clearly disclose that none of the options or restricted stock units you award to named executive officers are based on performance.  Additionally, please briefly disclose how the compensation committee decided the allocations between options and restricted stock units.  See Item 402(b)(2)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company hereby confirms that in future filings the Company will disclose whether options or restricted stock units awarded to named executive officers are based on performance and how the Company’s compensation committee decides allocations between options and restricted stock units.

Should you have any questions or comments concerning this response to your comment letter, please contact Nicholas Khadder, Senior Vice President, General Counsel and Corporate Secretary, at (510) 597-5501.

Sincerely, Amyris, Inc.
/s/ Nicholas Khadder
Nicholas Khadder, Senior Vice President, General Counsel and Corporate Secretary

cc:           Daniel J. Winnike, Fenwick & West LLP